SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

China Opportunity Acquisition Corp.
(Name of Issuer)

Warrants
(Title of Class of Securities)

16941S114
(CUSIP Number)

March 4, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16941S114	Page 2 of 4

1	NAMES OF REPORTING PERSONS
John F. Terwilliger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,000,000

	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 16,066,667 warrants outstanding.

CUSIP No.	16941S114	Page 3 of 4

Item 1(a)	Name of Issuer: China Opportunity Acquisition Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 300 Tice Boulevard. Woodcliff Lake, New Jersey
Item 2(a)	Name of Person(s) Filing: John F. Terwilliger
Item 2(b)	Address of Principal Business Office or, if none, Residence: 801 Travis, Suite 1425 Houston, Texas 77002
Item 2(c)	Citizenship or Place of Organization: United States
Item 2(d)	Title of Class of Securities: Warrants
Item 2(e)	CUSIP Number: 16941S114

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);

	(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	16941S114	Page 4 of 4

Item 4	Ownership:

See Rows 5 through 9 and 11 on page 2

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 13, 2009
Date

/s/ John F. Terwilliger
JOHN F. TERWILLIGER